Exhibit 99.5
NICE Actimize Survey Finds Financial Institutions’ Risk Management Systems Lack
Necessary Automation for Optimal Investigations

Time intensive, manual activities impede efficiency and should be replaced

NEW YORK – October 27, 2016 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced the results of its 2016 Financial Crime & Compliance Risk Management survey which focuses on the global state of risk and compliance operations. The NICE Actimize survey highlights the considerable inefficiency resident in investigation processes, and the priority financial institutions are placing on creating efficiencies, specifically by moving towards automation within investigations and other risk management-related functions.

According to the survey, NICE Actimize found that an overwhelming 87% of respondents say that their financial crime risk management processes and systems in use today are, at best, only somewhat efficient, with investigators spending a lot of time on manual activities. More than half (56%) of the respondents said that analysts spend at least 30% of their time per month on time consuming, “human touch” processes.

“The rote nature of evidence gathering, combined with the manual intensity of current processes, makes risk and compliance operations just one of the many prime targets for automation,” said Chad Hetherington, Vice President & General Manager, Enterprise Risk Case Management, NICE Actimize. “Automation empowers the knowledge worker to focus on the risk rather the actual chore, while reducing cost and streamlining operations.”

The survey also noted that a surprising 30% of respondents are currently not applying analytics to financial crime and compliance investigative data. This suggests a significant opportunity for financial investigative units to understand possible process bottlenecks and leverage automation to gain efficiency.

“Automating basic analyses – such as the frequency of customer and counter-party reference in negative news or change in credit ratings – gives the investigator a better sense of risk factors to aid in developing a stronger profile of the multiple dimensions of risk,” explained Hetherington.

Other survey findings addressed risk management operational inefficiencies, with more than 40% of the respondents citing the quantity and complexity of in-house systems as their greatest challenge when it comes to completing an investigation.

NICE Actimize’s solutions include its Enterprise Risk Case Manager (ERCM), which enhances operational efficiencies by automating and streamlining processes and facilitating a unified, holistic view of risk across multiple lines of business, channels, products and customers.

For a copy of NICE Actimize’s joint white paper report with PwC, “The Drive for Efficiency and Cost Reduction: Automating Compliance and Financial Crime Investigations,” and a copy of the survey results, please email info@niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hetherington, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

Press Contacts:
Cindy Morgan-Olson
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com